Filed Pursuant to Rule 424(b)(5)
Registration No.333-166762

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION,

PRELIMINARY PROSPECTUS SUPPLEMENT DATED SEPTEMBER 19, 2012

PROSPECTUS    SUPPLEMENT

(To Prospectus Dated May 12, 2010)

$

CHURCH & DWIGHT CO., INC.

    % Senior Notes due

We are offering $ aggregate principal amount of     % Senior Notes due                     (the “notes”). We will pay interest on the notes on                     and                     of each year, beginning                     , 2013. The notes will mature on                     ,                     . The notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 above that amount.

We may redeem the notes, in whole or in part, at any time and from time to time prior to their maturity at the redemption price described under “Description of the Notes—Optional Redemption.” If a Change of Control Triggering Event (as defined herein) occurs, unless we have previously exercised, or contemporaneously with a Change of Control Triggering Event, exercise our option to redeem the notes, we will be required to offer to repurchase the notes as described under “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

The notes are being issued to fund part of the Acquisition (as defined herein). This offering is not conditioned upon, and will be consummated before, the closing of the Acquisition. If the Acquisition is not consummated on or before March 31, 2013 or the Acquisition Agreement (as defined herein) is terminated prior to such date, we will be required to redeem all of the notes at a redemption price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date (as defined herein). See “Description of the Notes—Escrow of Proceeds; Special Mandatory Redemption.”

The notes will be our senior unsecured obligations and will rank equally with all our other senior unsecured debt outstanding from time to time.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-8 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Per Note	Total
Public offering price (1)%	$
Underwriting discount %	$
Proceeds, before expenses, to us (1)%	$

(1)	Plus accrued interest, if any, from , 2012 if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, on or about                     , 2012, against payment in immediately available funds.

Joint Book-Running Managers

BofA Merrill Lynch	Deutsche Bank Securities

The date of this prospectus supplement is                     , 2012

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information in this prospectus supplement, the accompanying prospectus and any related free writing prospectus is accurate only as of the date on the cover page of such document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement to “Church & Dwight,” “we,” “us,” “our” and “Company” refer to Church & Dwight Co., Inc. and its consolidated subsidiaries. If we use but do not define a capitalized term in this prospectus supplement, it is defined in the accompanying prospectus.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering. The second part, the accompanying prospectus dated May 12, 2010, gives more general information about securities we offer from time to time, some of which may not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we prepare and distribute. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If you receive any other information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we prepare and distribute is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not, and the underwriters are not, offering to sell these securities and are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

ALTERNATIVE SETTLEMENT DATE

It is expected that delivery of the notes will be made against payment therefor on or about                 , 2012, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their own advisors.

SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain certain estimates, predictions and other “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are all statements, other than statements of historical fact, that may be made by us from time to time. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “continues,” “will,” “should,” “could,” “would” and other similar expressions or expressions of the negative of these terms.

Forward-looking statements are based upon certain underlying assumptions, including any assumptions mentioned with the specific statements, as of the date such statements were made. Such assumptions are in turn based upon internal estimates and analyses of market conditions and trends, management plans and strategies,

S-ii

economic conditions and other factors. Forward-looking statements and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. We assume no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. Forward-looking statements, and the risks and uncertainties related thereto, are further described under the heading “Risk Factors” in this prospectus supplement and under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note on Forward-Looking Information” in our periodic reports filed with the SEC that are incorporated by reference in this prospectus supplement, and should be reviewed carefully. Please consider our forward-looking statements in light of those risks.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and does not contain all of the information you should consider when making your investment decision. We urge you to read all of this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including our consolidated financial statements and accompanying notes, carefully to gain a fuller understanding of our business and the terms of the notes, as well as some of the other considerations that may be important to you, before making your investment decision. You should pay special attention to the “Risk Factors” section of this prospectus supplement and the information under the heading “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012.

Church & Dwight Co., Inc.

Our company, founded in 1846, develops, manufactures and markets a broad range of household, personal care and specialty products. We focus our marketing efforts principally on our eight “power brands.” These well-recognized brand names include ARM & HAMMER, which is used in a number of product categories such as baking soda, carpet deodorization and laundry detergent; TROJAN condoms; XTRA laundry detergent; OXICLEAN pre-wash laundry additive; NAIR depilatories; FIRST RESPONSE home pregnancy and ovulation test kits; ORAJEL oral analgesics; and SPINBRUSH battery-operated toothbrushes. Our business is divided into three primary segments, Consumer Domestic, Consumer International and Specialty Products. The Consumer Domestic segment includes the eight power brands and other household and personal care products such as SCRUB FREE, KABOOM, and ORANGE GLO cleaning products; ANSWER home pregnancy and ovulation test kits; ARRID antiperspirant; and CLOSE-UP and AIM toothpastes. The Consumer International segment primarily sells a variety of personal care products, some of which use the same brands as our domestic product lines, in international markets, including Canada, France, Australia, the United Kingdom, Mexico, Brazil and China. The Specialty Products segment is the largest U.S. producer of sodium bicarbonate, which it sells together with other specialty inorganic chemicals for a variety of industrial, institutional, medical and food applications. This segment also sells a range of animal nutrition and specialty cleaning products.

We have our principal executive offices at 469 North Harrison Street, Princeton, New Jersey 08543-5297. Our telephone number is (609) 683-5900.

We maintain a web site at http://www.churchdwight.com. The information on and contents of our web site are not incorporated by reference in this prospectus supplement or the accompanying prospectus.

The Acquisition

On August 17, 2012, we entered into a stock purchase agreement (the “Acquisition Agreement”) with Avid Health, Inc. (“Avid Health”), the stockholders of Avid Health and the representative of such stockholders, pursuant to which we agreed to acquire all of the issued and outstanding capital stock of Avid Health (the “Acquisition”). Avid Health is a leader in the vitamin, mineral, and supplement category. Its products, among others, include L’IL CRITTERS children’s gummy vitamins and VITAFUSION adult gummy vitamins. The total purchase price, which is subject to adjustment based on the closing working capital of Avid Health and its subsidiaries, is $650 million. We expect to finance the Acquisition with the net proceeds from the sale of the notes offered hereby and commercial paper.

The closing of the transaction is expected to occur early in the fourth quarter of 2012 and is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions.

If the Acquisition is not consummated on or before March 31, 2013 (the “Outside Date”) or the Acquisition Agreement is terminated prior to the Outside Date, we will be required to redeem all of the notes at a redemption price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date (as defined herein). See “Description of Notes—Escrow of Proceeds; Special Mandatory Redemption.”

For further information on the Acquisition, please refer to our Current Report on Form 8-K filed on August 20, 2012. The foregoing description of the Acquisition does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Acquisition Agreement and related documents and agreements.

The Offering

The summary below describes the principal terms and conditions of the notes and is not intended to be complete. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the notes, please refer to the section in this prospectus supplement entitled “Description of the Notes” and the section in the accompanying prospectus entitled “Description of Debt Securities.” Unless otherwise specified or the context otherwise requires, all references in this “Prospective Supplement Summary—The Offering” section to “we,” “us” and “our” refer to Church & Dwight Co., Inc. and not its subsidiaries.

Issuer	Church & Dwight Co., Inc.

Securities Offered	$ aggregate principal amount of % senior notes due .

Maturity	The notes will mature on , .

Interest Rate	% per year. Interest on the notes will accrue from , 2012 and will be payable on and of each year, beginning on , 2013.

Ranking	The notes will be our senior unsecured obligations and will rank equal in right of payment to our other senior unsecured debt from time to time outstanding. The notes will be effectively subordinated to any secured debt we incur to the extent of the collateral securing such indebtedness, and will be structurally subordinated to all future and existing indebtedness and other liabilities of our subsidiaries.

As of June 30, 2012, on a pro forma basis after giving effect to the Acquisition, this offering and the use of proceeds therefrom, we had:

•	no secured indebtedness outstanding; and

•

$         million of senior unsecured indebtedness outstanding, consisting of $         million of the notes offered hereby, $249.8 million of 3.35% senior notes due 2015 and $30.0 million of commercial paper, all of which rank equal in right of payment.

In addition, as of June 30, 2012, our subsidiaries had $2.4 million of indebtedness outstanding for borrowed money (other than intercompany indebtedness).

Future Subsidiary Guaranties	We have agreed to cause each subsidiary that guarantees our obligations under our senior credit facility to guarantee our obligations under the notes on a senior unsecured basis. We currently have no subsidiaries that guarantee our obligations under our senior credit facility.

Use of Proceeds

We will receive approximately $         million in net proceeds from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by us. Pending consummation of the Acquisition, the proceeds from this offering (after deducting underwriting discounts and commissions) will be deposited into an escrow account. Upon release from escrow, we intend to use the net proceeds from this offering, together with proceeds from the issuance of commercial paper, to fund the Acquisition. See “Use of Proceeds.”

Optional Redemption	We may redeem the notes, at any time in whole or from time to time in part, prior to their maturity date at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of the Notes—Optional Redemption”), plus     basis points.

We will also pay the accrued and unpaid interest on the notes to, but excluding, the redemption date. See “Description of the Notes—Optional Redemption.”

Escrow of Proceeds; Special Mandatory Redemption	The completion of this offering is not contingent upon the consummation of the Acquisition. Upon the closing of this offering, we will deposit, or cause to be deposited, the proceeds from this offering (after deducting underwriting discounts and commissions) into an escrow account. The release of the escrow proceeds will be subject to the satisfaction of certain conditions, including the closing of the Acquisition. If the Acquisition is not consummated on or before the Outside Date or the Acquisition Agreement is terminated prior to the Outside Date, we will be required to redeem all of the notes at a redemption price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date. See “Description of the Notes—Escrow of Proceeds; Special Mandatory Redemption.”

Repurchase at the Option of Holders Upon Change of Control Triggering Event	Upon a Change of Control Triggering Event (as defined in “Description of the Notes—Change of Control Triggering Event”), unless we have previously exercised, or contemporaneously with a Change of Control Triggering Event, exercise our option to redeem the notes, we will be required to offer to repurchase the notes at a repurchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. See “Description of the Notes—Offer to Repurchase Upon Change of Control Triggering Event.”

Covenants	The indenture under which the notes will be issued contains covenants for your benefit. These covenants restrict our ability to:

•	incur liens;

•	engage in sale/leaseback transactions; and

•	merge or consolidate with another entity.

These covenants will be subject to significant exceptions. For a further description of these covenants and the exceptions thereto see “Description of the Notes—Certain Covenants.”

Issuance of Additional Notes	We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional debt securities ranking equally and ratably with, and having the same terms and conditions as, the notes (other than the original issuance date, the issue price and, under certain circumstances, the initial interest payment date), so that such additional debt securities will be consolidated and form a single series with the notes, including for purposes of voting and redemptions.

Form and Denomination	We will issue the notes in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Clearstream Banking, société anonyme, and Euroclear Bank, S.A./ N.V., as operator of the Euroclear System, will hold interests on behalf of their participants through their respective U.S. depositaries, which in turn will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this prospectus supplement and in the accompanying prospectus, owners of beneficial interests in the notes will not be entitled to have notes registered in their names, will not receive or be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture. The notes will be issued in registered form in denominations of $2,000 and integral multiples of $1,000 above that amount.

Certain U.S. Federal Income Tax Considerations	See “Certain U.S. Federal Income Tax Considerations.”

Risk Factors	Investing in the notes involves risk. See “Risk Factors” in this prospectus supplement and the accompanying prospectus and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding whether to invest in the notes.

Governing Law	The notes and the indenture will be governed by the laws of the State of New York.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Summary Consolidated Financial Data

Set forth below is a summary of our consolidated financial data for the periods indicated. The operating data for the periods ended December 31, 2011, 2010 and 2009 and the financial position data as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference in this prospectus supplement. The operating data for the fiscal years ended December 31, 2007 and 2006, and the financial position data as of December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements, in each case, which are not incorporated by reference in this prospectus supplement. The operating data for the six months ended June 30, 2012 and June 30, 2011, and the financial position data as of June 30, 2012 have been derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012, which is incorporated by reference in this prospectus supplement, and includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of this information. Results presented for the six months ended June 30, 2012 are not necessarily indicative of results to be expected for any full year or future period. You should read the following summary consolidated historical financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes incorporated by reference in this prospectus supplement.

Our fiscal year begins on January 1st and ends on December 31st. In 2011 and prior reporting periods, quarterly periods were based on a 4 weeks – 4 weeks – 5 weeks methodology. As a result, the first quarter for any such periods could include a partial or expanded week in the first four week period of the quarter. Similarly, the last five week period in the fourth quarter for any such periods could include a partial or expanded week.

Commencing in 2012, in connection with our implementation of a new information system, we changed our 4 weeks – 4 weeks – 5 weeks quarterly reporting calendar to a month-end quarterly calendar. This change eliminates differences in the number of days in the first and fourth quarters of the year, when we provide year-over-prior year comparisons beginning in 2013. These differences will not have a material effect on the comparative results of the quarterly periods in 2011.

In addition, as a result of our transitioning to the new information system in North America and Western Europe during 2011 and 2012, in the fourth quarter 2011 we eliminated the one month reporting lag for our U.K, France and Australia subsidiaries to be consistent with the fiscal calendar of the Company and its other subsidiaries. Due to the elimination of the reporting lag, 13 fiscal months of financial results are included in 2011 for the affected subsidiaries. The implementation of the new information system will enable us to timely consolidate these results. The elimination of this previously existing reporting lag is considered a change in accounting principle. We believe this change is preferable because it provides more current information to the users of the financial statements and eliminates the need to track and reconcile material intervening transactions. We have determined that the impact of the extra month is not material to our financial statements and, therefore have not retrospectively adjusted prior year amounts. The elimination of the reporting lag also resulted in the inclusion of the extra month within the fourth quarter of 2011 for the affected subsidiaries, which increased 2011 fourth quarter annual net sales by $14.3 million, and had a negligible impact on net income. If the change had been made retrospectively, net sales in 2010 would have been $1.0 million lower and net sales in 2009 would have been $4.8 million higher; net income would have been $0.1 and $1.1 million higher, respectively.

	Six Months Ended June 30, 2012	Six Months Ended July 1, 2011
			Year ended December 31,
			2011	2010	2009	2008	2007
	(Dollars in millions)
Operating Results
Net Sales	$1,387.0	$1,317.2	$2,749.3	$2,589.2	$2,520.9	$2,422.4	$2,220.9
Cost of sales	781.5	729.1	1,534.8	1,431.4	1,419.9	1,450.7	1,353.0

Gross Profit	605.5	588.1	1,214.5	1,157.8	1,101.0	971.7	867.9
Marketing expenses	156.4	156.7	354.1	338.0	353.6	294.1	256.7
Selling, general and administrative expenses	184.0	182.5	367.8	374.8	354.5	337.3	306.2
Patent litigation settlement, net	—	—	—	—	(20.0)	—	—
Income from Operations	265.1	248.9	492.6	445.0	412.9	340.3	305.0
Equity in earnings of affiliates	4.9	5.4	10.0	5.0	12.1	11.3	8.2
Investment earnings	0.7	0.8	1.9	0.6	1.3	6.7	8.1
Other income (expense), net	0.7	0.8	(1.2)	(4.5)	1.5	(3.1)	2.5
Interest expense	(5.1)	(5.3)	(8.7)	(27.8)	(35.6)	(46.9)	(58.9)

Income before Income Taxes	266.3	250.6	494.6	418.3	392.2	308.3	264.9
Income taxes	91.2	84.4	185.0	147.6	148.7	113.1	95.9

Net Income	175.1	166.2	309.6	270.7	243.5	195.2	169.0
Noncontrolling interest	0	0	0	0	0	0	0

Net Income Attributable to Church & Dwight Co., Inc.	$175.1	$166.2	$309.6	$270.7	$243.5	$195.2	$169.0

	At June 30, 2012	At December 31,
		2011	2010	2009	2008	2007
	(Dollars in millions)
Financial Position
Assets
Total current assets	$731.6	$755.2	$649.5	$928.3	$665.1	$735.4

Property, plant and equipment, net	532.8	506.0	468.3	455.6	384.5	350.9
Equity investment in affiliates	17.4	12.0	9.2	12.8	10.1	10.3
Tradenames and other intangibles	891.6	904.1	872.5	794.9	810.2	665.2
Goodwill	868.4	868.4	857.4	838.1	845.2	688.8
Other assets	74.5	71.9	88.3	88.7	86.3	81.9

Total Assets	$3,116.3	$3,117.6	$2,945.2	$3,118.4	$2,801.4	$2,532.5

Liabilities and Stockholders’ Equity
Total current liabilities	$419.0	$383.6	$447.1	$567.0	$387.1	$457.8

Long-term debt	249.8	249.7	249.7	597.3	781.4	707.3
Deferred income taxes	296.6	292.3	254.3	201.3	172.0	162.7
Deferred and other long-term liabilities	122.1	106.2	85.2	112.4	93.4	87.8
Pension, postretirement and postemployment benefits	43.6	45.0	38.0	38.7	35.8	36.4
Total Liabilities	1,131.1	1,076.8	1,074.3	1,516.7	1,469.7	1,452.0

Total Church & Dwight Co., Inc. Stockholders’ Equity	$1,985.0	$2,040.6	$1,870.7	$1,601.6	$1,331.5	$1,080.3
Noncontrolling interest	0.2	0.2	0.2	0.2	0.2	0.2

Total Stockholders’ Equity	$1,985.2	$2,040.8	$1,870.9	$1,601.8	$1,331.7	$1,080.5

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risks described under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in our Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012, before deciding whether to invest in the notes. The risks described therein or set forth below are those that we consider to be the most significant to your decision whether to invest in the notes. If any of the events described below occurs, the value of your investment in the notes could decline, and in some cases we may not be able to make payments on the notes, and this could result in your losing all or part of your investment.

Risks Related to the Offering

In the event that the Acquisition is not consummated on or prior to the Outside Date or the Acquisition Agreement is terminated at any time prior thereto, we will be required to redeem the notes and may not have the funds necessary to redeem the notes. In addition, if we redeem the notes, you may not obtain the return you expect on the notes.

Our ability to consummate the Acquisition is subject to various closing conditions, many of which are beyond our control, and we may not be able to consummate the Acquisition within the timeframe specified under the Acquisition Agreement. If the Acquisition is not consummated on or before the Outside Date, or if the Acquisition Agreement is terminated prior to the Outside Date, we will be required to redeem all of the outstanding notes at a redemption price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date. Although we will deposit, or cause to be deposited, the proceeds from this offering (after deducting underwriting discounts and commissions) into an escrow account, that amount will not be sufficient to redeem the Notes, and we cannot assure you that we will have sufficient funds available to redeem the notes. See “Description of the Notes—Escrow of Proceeds; Special Mandatory Redemption.” In addition, even if we are able to redeem the notes pursuant to the special mandatory redemption provisions, you may not be able to reinvest the proceeds you receive from the redemption in a comparable security at an effective interest rate as high as the interest rate on your notes being redeemed.

You will not have any right to require us to repurchase your notes if, between the closing of the offering of the notes and the closing of the Acquisition, we experience any change in our business or financial condition (other than a Change of Control Triggering Event), or if the terms of the Acquisition or the financing thereof change.

Between the time of the issuance of the notes and the consummation of the Acquisition, the parties to the Acquisition Agreement or other related transaction documents may agree to modify or waive the terms or conditions of such documents without noteholder consent.

Prior to the consummation of the Acquisition, the parties to the Acquisition Agreement or related transaction documents may agree to amendments or waivers of the terms thereof. The Escrow Agreement provides as a condition to the release of the escrowed funds that we certify that the Acquisition has occurred or will be consummated concurrently with the release of the funds in the escrow account. The release of the funds upon concurrent consummation of the Acquisition must be in accordance with the terms and conditions of the Acquisition Agreement as in effect on the initial issue date of the notes, together with such amendments, modifications and waivers that are not, in the aggregate, as we determine in good faith, materially adverse to holders of the notes. However, these requirements will not preclude the transaction parties from making certain changes to the terms of the Acquisition or from waiving certain conditions to the Acquisition. In addition, the certification will be provided by us and will not be made in consultation with the Escrow Agent or holders of the notes.

The notes are effectively subordinated to the existing and future liabilities of our subsidiaries and to any secured debt we may incur in the future to the extent of the assets securing such secured debt.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes. In addition, any payment of dividends, loans, or advances by our subsidiaries could be subject to statutory or contractual restrictions. Our right to receive any assets of any of our subsidiaries upon its bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any debt of our subsidiaries senior to that held by us. As of June 30, 2012, our subsidiaries had $2.4 million of indebtedness outstanding for borrowed money (other than intercompany indebtedness) and approximately $126 million of liabilities (excluding intercompany liabilities) which were structurally senior to the notes.

The notes are our senior unsecured obligations and will rank equally in right of payment with all of our other existing and future senior unsecured obligations. The notes are not secured by any of our assets. Claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. As of June 30, 2012, on a pro forma basis after giving effect to the Acquisition, this offering and the use of proceeds therefrom, we would have had (a) no secured indebtedness outstanding; and (b) $         million of senior unsecured indebtedness outstanding, consisting of $         million of the notes offered hereby, $249.8 million of 3.35% senior notes due 2015 and $30.0 million of commercial paper, all of which rank equal in right of payment.

The indenture does not restrict the amount of additional unsecured debt that we may incur.

The notes and indenture under which the notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the market value of your notes and a risk that the credit rating of the notes is lowered or withdrawn.

We may not have the funds necessary to finance the change of control repurchase offer required by the indenture.

Upon the occurrence of a Change of Control Triggering Event (as defined under “Description of the Notes—Change of Control Triggering Event”), we will be required to make an offer to repurchase all outstanding notes. We cannot assure you that we will have sufficient funds available to make any required repurchases of the notes. Any failure to repurchase any tendered notes in those circumstances would constitute a default under the indenture. A default could result in the declaration of the principal and interest on all the notes to be immediately due and payable, which could have material adverse consequences for us and the holders of the notes.

The terms of the indenture and the notes provide only limited protection against significant corporate events that could adversely impact your investment in the notes.

While the indenture and the notes contain terms intended to provide protection to holders of notes upon the occurrence of certain events involving significant corporate transactions and our creditworthiness, such terms are limited and may not be sufficient to protect your investment in the notes.

The definition of the term “Change of Control Triggering Event” does not cover a variety of transactions (such as acquisitions by us or recapitalizations) that could negatively affect the value of your notes. If we were to enter into a significant corporate transaction that would negatively affect the value of the notes but would not constitute a Change of Control Triggering Event, we would not be required to offer to repurchase your notes prior to their maturity.

Furthermore, the indenture that governs the notes will not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity;

•	limit the ability of our unrestricted subsidiaries to service debt;

•	restrict our ability to repurchase or prepay any other of our securities or other debt;

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes; or

•	limit our ability to sell, merge or consolidate any of our unrestricted subsidiaries.

We may issue additional notes.

Under the terms of the indenture that will govern the notes, we may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional debt securities ranking equally and ratably with, and having the same terms and conditions as, the notes (other than the original issuance date, the issue price and, under certain circumstances, the initial interest payment date), so that such additional debt securities will be consolidated and form a single series with the notes, including for purposes of voting and redemptions, provided that any such additional debt securities shall be fungible with the original notes for U.S. federal income tax purposes.

Redemption may adversely affect your return on the notes.

The notes are redeemable at our option, and therefore we may choose to redeem all or part of the notes at times when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the proceeds you receive from the redemption in a comparable security at an effective interest rate as high as the interest rate on your notes being redeemed.

Our credit ratings may not reflect all risks of your investment in the notes.

We expect that the notes will be rated by at least two nationally recognized statistical rating organizations. These credit ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant. Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

There may not be a public market for the notes.

The notes constitute a new issue of securities with no established trading market. We do not intend to list the notes on any securities exchange or to include the notes in any automated quotation system. The underwriters have advised us that they currently intend to make a market in the notes after completion of the offering, as permitted by applicable laws and regulations. However, the underwriters have no obligation to make a market in the notes and they may discontinue any market-making activities at any time without notice. Accordingly, no market for the notes may develop, and any market that develops may not last. If the notes are traded, they may trade at a discount from their offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market does not develop, you may not be able to resell your notes at the price you paid or at all.

USE OF PROCEEDS

We will receive approximately $         million in net proceeds from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by us. Pending consummation of the Acquisition, the proceeds from this offering (after deducting underwriting discounts and commissions) will be deposited into an escrow account. Upon release from escrow, we intend to use the net proceeds from this offering, together with proceeds from the issuance of commercial paper, to fund the Acquisition. If the Acquisition is not consummated on or before the Outside Date or the Acquisition Agreement is terminated prior to the Outside Date, we will be required to redeem all of the notes at a redemption price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date. See “Description of Notes—Escrow of Proceeds; Special Mandatory Redemption.”

RATIO OF EARNINGS TO FIXED CHARGES

The following are ratios of our earnings to fixed charges for the five fiscal years in the period ended December 31, 2011 and for the six months ended June 30, 2012.

	Six Months Ended June 30, 2012
		Year Ended December 31,
		2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	28.7x	30.8x	13.1x	9.7x	6.6x	5.0x

For the purposes of the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges, amortization of capital interest and distributed income from equity investments, less capitalized interest, equity in earnings from affiliates and the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, amortization of debt expenses and premiums, capitalized interest and interest included in rent expenses.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term debt and capitalization as of June 30, 2012 on an actual basis and as adjusted to give effect to the sale of the notes in this offering and the use of the net proceeds therefrom and from the issuance of commercial paper to fund the Acquisition. You should read this table in conjunction with “Use of Proceeds” and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2012
	Actual	As Adjusted
	(Dollars in millions)
Cash and cash equivalents	$184.2		$181.0	(1)

Short-term Debt
Commercial Paper	$30.0	$
Debt to International Banks	2.4		2.4

Total short-term debt	$32.4		$32.4

Long-term Debt
Senior notes due December 15, 2015	$249.8		$249.8
Senior notes offered hereby	0.0
Total long-term debt	249.8

Less: current maturities	0.0		0.0
Net long-term debt	$249.8	$

Stockholders’ Equity
Preferred Stock-$1.00 par value
Authorized 2,500,000 shares, none issued	—		—
Common Stock-$1.00 par value
Authorized 300,000,000 shares, issued 146,427,550 shares	146.4		146.4
Additional paid-in capital	305.6		305.6
Retained earnings	1,821.6		1,821.6
Accumulated other comprehensive income
Common stock in treasury, at cost:	0.2		0.2
7,137,219 shares as of June 30, 2012	(288.8)		(288.8)

Total Church & Dwight Co., Inc. stockholders’ equity	1,985.0		1,985.0
Noncontrolling interest	0.2		0.2
Total stockholders’ equity	1,985.2		1,985.2

Total capitalization	$2,235.0	$

(1)	Assumes corporate cash used to pay transaction fees relating to the notes.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the “Description of Debt Securities” set forth in the accompanying prospectus. References in this section to the “Company,” “we,” “our,” and “us” refer to Church & Dwight Co., Inc, the issuer of the notes, and not to its subsidiaries.

General

The notes will be issued under an indenture, dated December 15, 2010 (the “base indenture”), between us and The Bank of New York Mellon Trust Company, N.A., as Trustee, and a supplemental indenture to be entered into between us and the Trustee (together with the base indenture, the “indenture”).

The notes will initially be limited to $         in aggregate principal amount. The indenture will not limit the amount of debt securities that we may issue under the indenture and will provide that debt securities may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue additional debt securities ranking equally and ratably with, and having the same terms and conditions as, the notes (other than the original issuance date, the issue price and, under certain circumstances, the initial interest payment date) so that such additional debt securities will be consolidated and form a single series with the notes, including for purposes of voting and redemptions, provided that any such additional debt securities shall be fungible with the original notes for U.S. federal income tax purposes. No such additional debt securities may be issued if an “event of default” (as such term is defined in the accompanying prospectus) has occurred and is continuing with respect to the notes.

The notes will mature on             ,             and will bear interest at an annual rate of     % per year. Interest on the notes will accrue from                     , 2012. We will make interest payments on the notes semi-annually on             and             of each year, beginning on                     , 2013, to holders of record at the close of business on             and             (whether or not that date is a business day), as the case may be, immediately preceding such interest payment date, and on the maturity date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date would otherwise be a day that is not a business day, that interest payment date will be postponed to the next date that is a business day. If the maturity date of the notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day. For this purpose “business day” means a weekday which is not a day when banking institutions in the place of payment are authorized or required by law or regulation to be closed.

The notes will be issued only in fully registered form without coupons and in minimum denominations of $2,000 and integral multiples of $1,000 above that amount. The notes will be represented by one or more global securities registered in the name of a nominee of DTC. Except as described under “—Book-Entry System; Delivery and Form,” the notes will not be issuable in certificated form.

Ranking

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured obligations. The notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Since we conduct some of our operations through our subsidiaries, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that your right as a holder of our notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless we are considered a creditor of the subsidiary, your claims will be recognized behind these creditors. As of June 30, 2012, on a pro forma basis after giving effect to the Acquisition, this offering and the use of proceeds therefrom, we would have had (a) no secured indebtedness outstanding; and (b) $         million of senior unsecured indebtedness outstanding, consisting of $         million of the notes offered hereby, $249.8 million of 3.35% senior notes due 2015 and $30.0 million of commercial paper, all of which rank equal in right of payment. In addition, as of June 30, 2012, our subsidiaries would have had $2.4 million of indebtedness outstanding for borrowed money (other than intercompany indebtedness) and approximately $126 million of liabilities (excluding intercompany liabilities) which were structurally senior to the notes.

Future Subsidiary Guarantees

The indenture will provide that we will cause each subsidiary that guarantees our obligations under our senior credit facility (each a “Subsidiary Guarantor”), within ten business days of such guarantee, to execute and deliver to the Trustee a supplemental indenture, satisfactory in form and substance to the Trustee, pursuant to which such subsidiary will unconditionally guarantee (a “Subsidiary Guarantee”), on a joint and several basis, the full and prompt payment of the principal of, and interest on the notes and all other obligations under the indenture, including any repurchase obligation described below under “—Offer to Repurchase Upon Change of Control Triggering Event.” Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. A Subsidiary Guarantee will be automatically and unconditionally released if the relevant Subsidiary Guarantor is released from its guarantee of our senior credit facility the guarantee of which gave rise to the obligation of such Subsidiary Guarantor to provide its Subsidiary Guarantee. We currently have no subsidiaries that guarantee our obligations under our senior credit facility.

Optional Redemption

The Company will have the right to redeem the notes, in whole or in part from time to time, at its option, on at least 30 days’ but no more than 60 days’ prior written notice mailed to the registered holders of the notes to be redeemed. Upon redemption of the notes, the Company will pay a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•

the sum of the present values of the Remaining Scheduled Payments (as defined below) of the notes to be redeemed, discounted to their present value as of the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus                      basis points,

plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date (1) the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (2) if the Quotation Agent obtains fewer than four Reference Treasury Dealer Quotations, the average of all of these quotations.

“Quotation Agent” means the Reference Treasury Dealer selected by us.

“Reference Treasury Dealer” means (i) each of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are Primary Treasury Dealers (as defined below)); however, if any of the foregoing shall cease to be a primary U.S. Government securities dealer (a “Primary Treasury Dealer”), we will substitute for such firm another Primary Treasury Dealer; and (ii) two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity, computed as of the second business day immediately preceding that redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The notice of redemption will state any conditions applicable to a redemption and the amount of notes to be redeemed. If less than all the notes are to be redeemed, DTC will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding not previously called by such method as DTC deems appropriate.

Escrow Proceeds; Special Mandatory Redemption

Concurrently with the closing of the offering of the notes, we will enter into the Escrow Agreement with the Trustee and the Escrow Agent pursuant to which we will deposit, or cause to be deposited, with the Escrow Agent the proceeds from this offering (after deducting underwriting discounts and commissions) (together with any other property from time to time held by the Escrow Agent, the “Escrowed Funds”). As long as Escrowed Funds are deposited with the Escrow Agent, they will be invested by the Escrow Agent at our instruction in U.S. Treasury securities and certain other investments permitted by the Escrow Agreement as directed by us.

We will be entitled to direct the Escrow Agent to release the Escrowed Funds only in accordance with the terms of the Escrow Agreement. Pursuant to the Escrow Agreement, the Escrow Agent will release the Escrowed Funds to us upon satisfaction of certain conditions, including delivery of an officer’s certificate certifying that the Acquisition has occurred or will be consummated concurrently with the release of the Escrowed Funds in accordance with the terms and conditions of the Acquisition Agreement as in effect on the initial issue date of the notes, together with such amendments, modifications and waivers that are not, in the aggregate, as we determine in good faith, materially adverse to holders of the notes.

In the event that (a) the Acquisition is not consummated on or before the Outside Date or (b) at any time prior to the Outside Date, the Acquisition Agreement is terminated (either such event being a “Special Mandatory Redemption Event”), we will redeem all of the notes (the “Special Mandatory Redemption”) at the Special Mandatory Redemption Price. The “Special Mandatory Redemption Price” will be a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date (as defined below). Notice of the occurrence of a Special Mandatory Redemption Event will be mailed by us (a “Special Mandatory Redemption Notice”) to the Trustee and the Escrow Agent within three business days following the occurrence of a Special Mandatory Redemption Event. Concurrently with the delivery of the Special Mandatory Redemption Notice, we shall request the Trustee to, at our expense, mail (by first-class mail to each holder’s registered address or otherwise in accordance with the procedures of DTC) a notice that a Special Mandatory Redemption is to occur. Within three business days (or such other minimum period as may be required by DTC) after the Trustee’s mailing of such notice of a Special Mandatory Redemption Event, we will perform the Special Mandatory Redemption (the date of such redemption, the “Special Mandatory Redemption Date”).

If the Escrow Agent receives a Special Mandatory Redemption Notice, the Escrow Agent will liquidate all Escrowed Funds then held by it not later than the last business day prior to the Special Mandatory Redemption Date. On the business day prior to the Special Mandatory Redemption Date, the Escrow Agent shall pay to the Trustee the Escrowed Funds and we will pay to the Trustee any additional amounts necessary to fund the redemption of the notes at the Special Mandatory Redemption Price. The Trustee shall use such amounts received to pay each holder of the notes the Special Mandatory Redemption Price for such holder’s notes.

No provisions of the Escrow Agreement (including, without limitation, those relating to the release of the Escrowed Funds) may be waived or modified in any manner materially adverse to the holders of the notes without the written consent of the holders of a majority in principal amount of the notes outstanding.

Sinking Fund

The notes will not be entitled to any sinking fund.

Offer to Repurchase Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, unless we have previously exercised, or contemporaneously with the Change of Control Triggering Event, exercise our right to redeem the notes as described under “—Optional Redemption,” each holder of notes will have the right to require us to repurchase all or a portion (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, on the notes repurchased, to, but excluding, the date of repurchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to each holder of notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the repurchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. Holders of notes electing to have notes repurchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer with respect to the notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

We will comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations applicable to the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For purposes of the foregoing discussion of a Change of Control Offer, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating for any reason by each of the Rating Agencies (as defined below) on the 60th day following the occurrence of a Change of Control (which date shall be extended if the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies on such 60th day, such extension to last until the date on which the Rating Agency considering such possible downgrade either (x) rates the notes below an Investment Grade Rating or (y) publicly announces that it is no longer considering the notes for possible downgrade; provided, that no such extension shall occur if any of the Rating Agencies rates the notes with an Investment Grade Rating that is not subject to review for possible downgrade on such 60th day).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than to us or one of our subsidiaries;

(2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock, measured by voting power rather than number of shares;

(3) we consolidate with, or merge with or into, any person (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

(4) the first day on which a majority of the members of the board of directors of the Company cease to be Continuing Directors; or

(5) the adoption of a plan relating to the liquidation or dissolution of the Company.

Notwithstanding the foregoing, a transaction will not be deemed to be a Change of Control under clause (2) above if (A) we become a direct or indirect wholly-owned subsidiary of a holding company and (B)(i) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (ii) immediately following that transaction no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company; provided that, upon the consummation of any such transaction, “Change of Control” shall thereafter include any Change of Control of any direct or indirect parent of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the issuance of the notes; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of the Company’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch, Inc., a subsidiary of Fimalac, S.A., and its successors.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or, in each case, if such Rating Agency ceases to rate the applicable series of notes or fails to make a rating of such series of notes publicly available for reasons outside of our control, the equivalent investment grade credit rating by the replacement agency selected by us in accordance with the procedures described below.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization,” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” means, with respect to any specified “person” as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and its subsidiaries taken as a whole to another “person” may be uncertain.

Certain Covenants

Limitations on Secured Debt

We will not, and will not permit any Restricted Subsidiary (as defined below) to, incur, issue, assume or guarantee any debt securities, bonds, debentures or other similar evidences of indebtedness for money borrowed (herein called “debt”), secured by a pledge of, or mortgage or other lien on, any Principal Property (as defined below), now owned or hereafter owned by us or any Restricted Subsidiary, or any shares of Capital Stock (as defined below) or debt of any Restricted Subsidiary (herein called “liens”), without effectively providing that the outstanding notes (together with, if we shall so determine, any of our other debt or debt of any Restricted Subsidiary then existing or thereafter created which is not subordinate to the notes) shall be secured equally and ratably with (or prior to) such secured debt so long as such secured debt shall be so secured. The foregoing restrictions do not apply, however, to

•	liens existing on the date of the base indenture;

•

liens for taxes or assessments or governmental charges or levies not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on our or the applicable Restricted Subsidiary’s books in accordance with generally accepted accounting practices;

•

carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like liens arising in the ordinary course of business which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on our or the applicable Restricted Subsidiary’s books in accordance with generally accepted accounting practices;

•

pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, other than any lien imposed by the Employee Retirement Income Security Act of 1974;

•	liens imposed by law or in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments;

•

liens to secure the performance of bids, tenders, letters of credit, trade contracts and leases (other than Indebtedness), statutory obligations, surety, customs and appeal bonds, payment performance bonds and other obligations of a like nature incurred in the ordinary course of business;

•

easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person (as defined below);

•

liens created by or resulting from any litigation or other proceeding which is being contested in good faith by appropriate proceedings, including liens arising out of judgments or awards against us or any Restricted Subsidiary with respect to which we or such Restricted Subsidiary is in good faith prosecuting an appeal or proceedings for review or liens incurred by us or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding to which we or such Restricted Subsidiary is a party;

•

liens on any Principal Property acquired (whether by merger, consolidation, purchase, lease or otherwise) by us or any Restricted Subsidiary after the date of the indenture which are created or assumed prior to, contemporaneously with, or within 360 days after, such acquisition;

•

liens on any Principal Property constructed or improved by us or any Restricted Subsidiary after the date of the indenture which are created or assumed prior to, contemporaneously with, or within 360 days after, such construction or improvement, to secure or provide for the payment of all or any part of the cost of such construction or improvement (including related expenditures capitalized for Federal income tax purposes in connection therewith) incurred after the date of the indenture;

•

liens on any property, shares of Capital Stock or debt existing at the time of acquisition thereof, whether by merger, consolidation, purchase, lease or otherwise (including liens on property, shares of capital stock or indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary);

•	liens in favor of, or which secure debt owing to, us or any Restricted Subsidiary;

•

any extension, renewal or replacement (or successive extensions, renewals or replacements) as a whole or in part, of any lien referred to in the foregoing clauses; provided that in the case of the first, ninth and tenth bullets above (1) such extension, renewal or replacement lien shall be limited to all or a part of the same property, shares of stock or debt that secured the lien extended, renewed or replaced (plus improvements on such property) and (2) the debt secured by such lien at such time is not increased.

Notwithstanding the restrictions described above, we or any Restricted Subsidiary may incur, issue, assume or guarantee debt secured by liens without equally and ratably securing the outstanding notes, provided that at the time of such incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any debt which is concurrently being retired, the aggregate amount of all outstanding debt secured by liens which could not have been incurred, issued, assumed or guaranteed by us or a Restricted Subsidiary without equally and ratably securing the outstanding notes except for the provisions of this paragraph, together with the aggregate amount of Attributable Debt (as defined below) incurred pursuant to the second paragraph under the caption “—Limitations on Sale and Leaseback Transactions” below, does not at such time exceed 10% of our Consolidated Net Tangible Assets (as defined below).

Notwithstanding the foregoing, any lien securing outstanding notes granted pursuant to this covenant will be automatically and unconditionally released and discharged upon the release by all holders of the debt secured by the lien giving rise to the lien securing the outstanding notes (including any deemed release upon payment in full of all obligations under such debt) or, with respect to any particular Principal Property or Capital Stock of any particular Restricted Subsidiary securing outstanding notes, upon any sale, exchange or transfer to any person not an affiliate of ours of such Principal Property or Capital Stock.

Limitations on Sale and Leaseback Transactions

Sale and leaseback transactions by us or any Restricted Subsidiary involving a Principal Property are prohibited unless either (a) we or such Restricted Subsidiary would be entitled, without equally and ratably securing the outstanding notes, to incur debt secured by a lien on such property, pursuant to the provisions described in the bullet points above under “—Limitations on Secured Debt”; or (b) we, within 360 days after such transaction, apply an amount not less than the net proceeds of the sale of the Principal Property leased pursuant to such arrangement to (x) the retirement of our Funded Debt (as defined below); provided that the amount to be applied to the retirement of our Funded Debt will be reduced by (1) the principal amount of any outstanding notes delivered within 360 days after such sale to the Trustee for retirement and cancellation, and (2) the principal amount of Funded Debt, other than outstanding notes, voluntarily retired by us within 360 days after such sale or (y) the purchase, construction or development of other property, facilities or equipment used or useful in our or our Restricted Subsidiaries’ business. Notwithstanding the foregoing, no retirement referred to in clause (b) of this paragraph may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or mandatory prepayment provision. This restriction will not apply to a sale and leaseback transaction between us and a Restricted Subsidiary or between Restricted Subsidiaries or involving the taking back of a lease for a period of less than three years.

Notwithstanding the restrictions described above, we or any Restricted Subsidiary may enter into a sale and leaseback transaction, provided that at the time of such transaction, after giving effect thereto and to the retirement of any Funded Debt which is concurrently being retired, the aggregate amount of all Attributable Debt in respect of sale and leaseback transactions existing at such time (other than sale and leaseback transactions permitted as described in the preceding paragraph), together with the aggregate amount of all outstanding debt incurred pursuant to the second paragraph under the caption “—Limitations on Secured Debt” above, does not at such time exceed 10% of our Consolidated Net Tangible Assets.

Merger and Sale of Assets

We may not, in a single transaction or a series of related transactions:

•	consolidate or merge with or into any other Person or permit any other Person to consolidate or merge with or into us; or

•	transfer, sell, lease or otherwise dispose of all or substantially all of our assets,

unless, in either such case:

•

in a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, the successor entity to us is organized under the laws of the United States, or any state thereof or the District of Columbia, and expressly assumes, by supplemental indenture, all of our obligations under the indenture;

•	immediately after giving effect to the transaction, no default on the notes exists; and

•	an officer’s certificate and an opinion of counsel concerning certain matters are delivered to the Trustee.

Certain Definitions

As used in this section, the following terms have the meanings set forth below.

“Attributable Debt” in respect of any sale and leaseback transaction means, at the date of determination, the present value (discounted at the rate of interest implicit in the terms of the lease as determined in good faith by us) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). “Net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, excluding any amounts required to be paid by such lessee (whether or not designated as rental or additional rental payments) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible into such equity.

“Consolidated Net Tangible Assets” means, at the date of determination, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding (i) any indebtedness for money borrowed having a maturity of less than 12 months from the date of our then most recent consolidated balance sheet publicly available but which by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower and (ii) current maturities of long-term debt and capital leases) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on our then most recent consolidated balance sheet publicly available and computed in accordance with generally accepted accounting principles.

“Funded Debt” means debt which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such debt.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity, and includes a “person” as used in Section 13(d)(3) of the Exchange Act.

“Principal Property” means any plant, office facility, warehouse, distribution center or equipment located within the United States of America (other than its territories or possessions) and owned by us or any of our subsidiaries, the gross book value (without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 1% of our Consolidated Net Tangible Assets, except any such property which our board of directors, in its good faith opinion, determines is not of material importance to the business conducted by us and our subsidiaries, taken as a whole, as evidenced by a board resolution.

“Restricted Subsidiary” means any of our subsidiaries that owns or leases a Principal Property.

Defeasance

The notes are subject to defeasance under the conditions set forth in the indenture and described under “Description of Debt Securities—Defeasance” in the accompanying prospectus, except that the following provisions shall apply to the notes and shall supersede the corresponding provisions described in the accompanying prospectus:

In order to exercise either legal defeasance or covenant defeasance with respect to the notes, we must irrevocably have deposited or caused to be deposited with the trustee as trust funds cash or specified United States government obligations in an amount, in each case, sufficient without reinvestment, in the written opinion of a nationally recognized firm of independent certified public accountants, to pay and discharge all of the principal, interest and any premium at due date or maturity. In addition:

•

in the case of legal defeasance, we must have delivered to the trustee an opinion of counsel confirming that (i) we have received from, or there has been published by, the Internal Revenue Service, a ruling or (ii) since the date of the indenture, there has been a change in the applicable Federal income tax law, in either case, to the effect that the holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•

in the case of covenant defeasance and discharge, we must have delivered to the trustee an opinion of counsel stating that, under then applicable federal income tax law, the holders of the notes will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•	no default with respect to the notes may have occurred and be continuing at the time of such deposit after giving effect to the deposit;

•	the legal defeasance and discharge or covenant defeasance must not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;

•

we must deliver to the trustee an officers’ certificate stating that we did not make the deposit with the intent of preferring the noteholders over our other creditors with the intent of defeating, hindering, delaying, or defrauding any of our creditors or others; and

•

we must deliver to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the legal defeasance and discharge or covenant defeasance have been complied with.

Book-Entry System; Delivery and Form

Global Notes

We will issue the notes in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•

DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc. (successor to the National Association of Securities Dealers, Inc.).

•

Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of us, the underwriters or the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•

ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or a global note.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

We understand that DTC will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture governing the notes, DTC will exchange the global notes for certificate securities, which it will distribute to its participants.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively referred to herein as the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC. Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note if:

•

DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an event of default under the indenture has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

The Trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for the Company as if it were not the Trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The indenture will provide that in case an event of default shall occur and be continuing (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of the notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

The Bank of New York Mellon Trust Company, N.A. will be the trustee under the indenture.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of notes by an investor who purchases the notes in this initial offering. Except where noted, this discussion deals only with notes held as capital assets (generally, property held for investment) and does not deal with special situations, such as those of dealers in securities or currencies and traders in securities, regulated investment companies, real estate investment trusts, banks or traders and other financial institutions, tax-exempt entities, insurance companies, grantor trusts, U.S. expatriates, personal holding companies, persons who hold the notes through partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, persons holding notes as a part of a hedging, integrated, conversion, or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, Non-U.S. Holders (defined below) subject to special tax rules such as “controlled foreign corporations” and “passive foreign investment companies,” persons liable for alternative minimum tax or holders of notes whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, which are subject to change or differing interpretations at any time, possibly with retroactive effect, which could affect the U.S. federal income tax considerations summarized below.

This summary constitutes neither tax nor legal advice. It does not address all tax considerations that may be relevant to a prospective investor in the notes, and persons considering the purchase, ownership or disposition of notes should consult their own independent tax advisors concerning the U.S. federal income tax consequences in light of their particular situations, as well as any state, local, foreign, estate and gift, alternative minimum tax or other tax consequences.

U.S. INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH U.S. INTERNAL REVENUE SERVICE CIRCULAR 230, PROSPECTIVE INVESTORS IN THE NOTES ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFERING CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE U.S. INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR OWN PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of a note that is (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a holder of a note that is neither a U.S. Holder nor a partnership. If a partnership, or an entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner or a partnership holding our notes, you should consult your independent tax advisors.

Payments of Interest

It is expected, and this discussion assumes, that either the issue price of the notes will equal the stated principal amount of the notes or the notes will be issued with less than a de minimis amount of original issue discount. Accordingly, a U.S. Holder will be required to report stated interest on its note at the time it receives the interest or when the interest accrues, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest so paid or accrued on a note will be treated as ordinary interest income. An accrual method taxpayer is required to include in gross income interest on a note when earned, even if not paid.

We may be required to pay additional amounts in excess of stated interest or principal on the notes, or to pay amounts prior to the normally scheduled payments date, in certain circumstances, as described above under the headings “Description of the Notes—Escrow Proceeds; Special Mandatory Redemption,” “Description of the Notes—Optional Redemption” and “Description of the Notes—Offer To Repurchase Upon Change of Control Triggering Event.” Although the issue is not entirely free from doubt, we intend to take the position that these possibilities do not result in the notes being treated as “contingent payment debt instruments” subject to special rules under applicable U.S. Treasury regulations, and this summary assumes that the notes will not be treated as contingent payment debt instruments. If this conclusion is incorrect, the timing of the interest on the notes and the character of gain on the disposition of a note for U.S. federal income tax purposes could be affected. Prospective investors are advised to consult their own independent tax advisors as to the possible application to the notes of the Treasury regulations on contingent payment debt instruments.

Sale, Exchange, Retirement or Other Taxable Disposition of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other taxable disposition (other than any amounts attributable to accrued stated interest, which will be taxable as such) and the adjusted tax basis of the note. A U.S. Holder’s tax basis in a note will, in general, be the U.S. Holder’s cost therefor. Any gain or loss recognized by a U.S. Holder will be capital gain or loss and, if such U.S. Holder has held the notes for more than one year, long-term capital gain or loss. Long-term capital gains of non-corporate U.S. Holders currently are subject to reduced rates of taxation. The ability to deduct capital losses is subject to limitations.

Medicare Tax

Legislation enacted in 2010 will require certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% Medicare surtax on all or part of that U.S. Holder’s “net investment income,” which includes, among other items, interest and capital gains from the sale or other taxable disposition of, the notes. This surtax will apply to taxable years beginning after December 31, 2012. Prospective investors should consult their own independent tax advisors regarding the effect, if any, of this legislation on their investment in the notes.

Non-U.S. Holders

Payments on the Notes

All payments to a Non-U.S. Holder that are attributable to interest generally will be exempt from U.S. federal withholding tax, provided that:

•

such payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or, in the case of an applicable tax treaty, are not attributable to the Non-U.S. Holder’s United States “permanent establishment” or “fixed base”);

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our equity interests entitled to vote;

•	the Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is related, directly or indirectly, to us through stock ownership within the meaning of the applicable sections of the Code; and

•

prior to the payment, the Non-U.S. Holder certifies, under penalty of perjury, on a properly executed and delivered IRS Form W-8BEN (or successor form), that it is not a “United States person” for U.S. federal income tax purposes.

The certification described in the last clause above may be provided by (i) a securities clearing organization, (ii) a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business or (iii) a “qualified intermediary” that has entered into a withholding agreement with the IRS and other conditions are met.

A Non-U.S. Holder who is not exempt from tax under these rules generally will be subject to U.S. federal withholding tax at a gross rate of 30%, unless such Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or successor form) to the applicable withholding agent claiming an exemption or reduction under an applicable income tax treaty (in which case a Non-U.S. Holder generally will be required to provide a U.S. taxpayer identification number).

However, income from payments or accruals of interest that is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if provided in an applicable income tax treaty, is attributable to a United States “permanent establishment” or “fixed base” maintained by such Non-U.S. Holder) generally will be subject to U.S. federal income tax in the same manner as U.S. Holders (but will not be subject to the 3.8% Medicare Tax) and, if paid to corporate holders, may also be subject to a branch profits tax at a rate of 30% (or lower, depending on any applicable treaty provisions). If payments are subject to U.S. federal income tax in accordance with the rules described in the preceding sentence, such payments will not be subject to U.S. federal withholding tax so long as the Non-U.S. Holder provides the applicable withholding agent a properly executed IRS Form W-8ECI (or successor form).

Non-U.S. Holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from U.S. federal withholding tax on payments of interest. Non-U.S. Holders will be required to comply with certification requirements in order to claim a treaty exemption or reduced rate, which may be satisfied by providing an IRS Form W-8BEN (or successor form) to the applicable withholding agent.

Sale, Exchange, Retirement or Other Taxable Disposition of Notes

Subject to the discussion below concerning backup withholding, any gain realized by a Non-U.S. Holder on a sale, exchange, retirement or other taxable disposition of notes generally will be exempt from U.S. federal income and withholding tax, unless:

•

that gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if provided in an applicable income tax treaty, is attributable to a “permanent establishment” or “fixed base” maintained by the Non-U.S. Holder in the United States; or

•	in the case of a nonresident alien individual, the holder is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are satisfied.

Any amount received by a Non-U.S. Holder on a sale or other disposition attributable to accrued but unpaid interest will be treated as such. See “—Non-U.S. Holders—Payments on the Notes” above. Any gain that is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (or, if provided in an applicable income tax treaty, is attributable to a United States “permanent establishment” or “fixed base” maintained by the Non-U.S. Holder) generally will be subject to U.S. federal income tax in the same manner as U.S. Holders (but will not be subject to the 3.8% Medicare Tax). See the discussion under “—Non-U.S. Holders—Payments on the Notes” above.

Information Reporting and Backup Withholding

U.S. Holders. Information reporting will apply to payments of principal and interest made by us on, or the proceeds of the sale or other taxable disposition of, the notes with respect to certain noncorporate U.S. Holders, and backup withholding may apply unless the recipient of such payment provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely provided to the IRS. Certain persons, including corporations, tax-exempt organizations and certain financial institutions, are exempt from backup withholding. U.S. Holders should consult their own independent tax advisors as to their qualification for exemption from backup withholding and the procedure to obtain such exemption.

Non-U.S. Holders. Generally, if you are a Non-U.S. Holder, the applicable withholding agent must report annually to you and to the IRS the amount of any payments of interest to you, your name and address and the amount of tax withheld, if any. Copies of the information returns reporting those interest payments and amounts withheld may be made available to the tax authorities in the country in which you reside under the provisions of any applicable income tax treaty or exchange of information agreement.

Backup withholding will not apply to payments of principal and interest on the notes to a Non-U.S. Holder that certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise qualifies for an exemption (provided that the applicable withholding agent does not know or have reason to know that such holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied).

The payment of the proceeds of the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder provides the certification described above or otherwise qualifies for an exemption. The proceeds of a disposition effected outside the United States by a Non-U.S. Holder to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that one or more partners that are U.S. persons who in the aggregate hold more than 50 percent of the income or capital interests in the partnership, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder’s non-U.S. status and has no actual knowledge or reason to know to the contrary or unless the holder otherwise qualifies for an exemption. Any amount withheld under the backup withholding rules will be refunded or will be allowable as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is timely provided to the IRS.

UNDERWRITING

Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, severally and not jointly, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name below:

Underwriter	Principal Amount of Notes
Deutsche Bank Securities Inc.	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	$

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed     % of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed     % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us
Per note		%

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be approximately $            .

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses, and affiliates of certain of the underwriters are lenders under our senior credit facility. In particular, an affiliate of Deutsche Bank Securities Inc. acts as co-documentation agent and a lender, and Merrill Lynch, Pierce, Fenner & Smith Incorporated or one of its affiliates acts as administrative agent, swing line lender, L/C issuer, joint lead arranger, joint book running manager and a lender, under or our senior credit facility. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and may actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) no offer of notes may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospective Directive.

This prospectus supplement has been prepared on the basis that any offer of notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purposes of the above provisions, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Proskauer Rose LLP, Los Angeles, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Mayer Brown LLP, Chicago, Illinois.

Church & Dwight Co., Inc.

Debt Securities

Preferred Stock

Common Stock

Church & Dwight Co., Inc. from time to time may offer and sell debt securities, preferred stock and common stock in one or more classes or series. We may offer and sell these securities in amounts, at prices and on terms that we may determine at the time of the offering.

Each time securities are offered under this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the terms of the offering and the offered securities. A prospectus supplement also may modify or supersede information contained in this prospectus. This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement describing the method and terms of the applicable offering.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Our common stock is listed on the New York Stock Exchange under the symbol “CHD.”

Investing in these securities involves certain risks. See “Risk Factors” on page 3 of this Prospectus.

You should read this prospectus and the applicable prospectus supplement, together with the documents incorporated by reference, carefully before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 12, 2010.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, including the information incorporated by reference as described under “Where You Can Find More Information,” and any free writing prospectus that we prepare and distribute. We have not authorized anyone to provide you with different information. If you receive any other information, you should not rely on it. You should not assume that the information in this prospectus or any prospectus supplement is truthful or complete at any date other than the date appearing on the cover page of those documents. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

RISK FACTORS

You should carefully consider the specific risks set forth under the caption “Risk Factors” in our periodic reports referred to in “Documents Incorporated by Reference” below and, if included in a prospectus supplement, under the caption “Risk Factors” in the prospectus supplement.

ABOUT THIS PROSPECTUS

All references in this prospectus to “Church & Dwight,” “we,” “our,” and “us” refer to Church & Dwight Co., Inc. and its consolidated subsidiaries unless the context otherwise requires.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also modify or supersede the information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with the additional information referred to below under “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at
1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings also are available to you at the SEC’s web site at www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities offered by this prospectus. This prospectus is a part of that registration statement, which includes additional information. Whenever a reference is made in this prospectus to a contract or other document of ours, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s web site.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This enables us to disclose important information to you by referring you to these documents. The information incorporated by reference is deemed to be part of this prospectus, and the information we file with the SEC after the date of this prospectus will automatically update, modify and, where applicable, supersede any information included in this prospectus or incorporated by reference in this prospectus. We incorporate by reference into this prospectus the following documents filed with the SEC (other than, in each case, documents or information deemed to be furnished and not filed in accordance with SEC rules). The SEC file number for these documents is
1-10585.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2010;

•	Current Reports on Form 8-K filed on February 2, 2010, March 18, 2010, March 23, 2010, April 30, 2010 and May 10, 2010; and

•	The description of our common stock set forth in our Current Report on Form 8-K, filed on April 30, 2010.

We also incorporate by reference into this prospectus all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering of securities under this prospectus. To the extent that any information contained in any current report on Form 8-K, or any exhibit to the report, was furnished to, rather than filed with the SEC, the information or exhibit is specifically not incorporated by reference in this prospectus. Any statement made in a document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement made in this prospectus will be deemed to be modified or superceded to the extent that a statement contained in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

To obtain a copy of any or all of the documents incorporated by reference in this prospectus, you may write or telephone us at the following address and telephone number:

Church & Dwight Co., Inc.

469 North Harrison Street

Princeton, NJ 08543-5297

Attention: General Counsel

(609) 683-5900

Exhibits to the documents will not be sent, however, unless those exhibits have specifically been incorporated by reference into such document.

SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

This prospectus and documents incorporated by reference in this prospectus may contain forward-looking statements relating to, among other things, short-term and long-term financial objectives, sales and earnings growth, operating expenditures, pricing changes, new product introductions, our competitive position, potential growth strategies, financing plans, litigation and other legal matters, the effect of acquisitions and the timing of the integration of acquired businesses, margin improvement, marketing spending, assets held for sale, our hedge program, the impact of currency fluctuations, our effective tax rate, unrecognized tax benefits, pension plan contributions, our recently completed York, Pennsylvania laundry detergent and warehouse facility, facility restructuring charges, the sufficiency of cash flow to meet capital expenditure needs, our ability to comply with financial covenants relating to our debt obligations, the effect of the credit environment on our liquidity, and our ability to renew our accounts receivable facility. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “estimate,” “predict,” “will,” or similar expressions. These statements represent our intentions, plans, expectations and beliefs, and are subject to risks and uncertainties, many of which are outside our control and could cause actual results to differ materially from such forward-looking statements. The risks and uncertainties relate to, among other things, a decline in market growth and consumer demand (including the effect of political, economic and marketplace conditions and events on consumer demand); unanticipated increases in raw material and energy prices; adverse developments affecting the financial condition of major customers; competition; the impact of retailer actions in response to changes in consumer demand and the economy, including increasing shelf space dedicated to private label products; consumer reaction to new product introductions and features; disruptions in the banking system and financial markets; and the outcome of contingencies, including litigation, pending regulatory proceedings and environmental remediation.

The risks and uncertainties referenced above are not intended to be exhaustive. Our Annual Report on Form 10-K, including the information in Item 1A, “Risk Factors,” and other documents filed with the SEC contain both expanded discussion of the risks and uncertainties described above and additional risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CHURCH & DWIGHT CO., INC.

Our company, founded in 1846, develops, manufactures and markets a broad range of household, personal care and specialty products. We focus our marketing efforts principally on our eight “power brands.” These well-recognized brand names include ARM & HAMMER, which is used in a number of product categories such as baking soda, carpet deodorization and laundry detergent; TROJAN condoms; XTRA laundry detergent; OXYCLEAN pre-wash laundry additive; NAIR depilatories; FIRST RESPONSE home pregnancy and ovulation test kits; ORAJEL oral analgesics; and SPINBRUSH battery-operated toothbrushes. Our business is divided into three primary segments, Consumer Domestic, Consumer International and Specialty Products. The Consumer Domestic segment includes the eight power brands and other household and personal care products such as SCRUB FREE, KABOOM, and ORANGE GLO cleaning products; ANSWER home pregnancy and ovulation test kits; ARRID antiperspirant; and CLOSE-UP and AIM toothpastes. The Consumer International segment primarily sells a variety of personal care products, some of which use the same brands as our domestic product lines, in international markets, including France, the United Kingdom, Canada, Mexico, Australia, Brazil and China. The Specialty Products segment is the largest U.S. producer of sodium bicarbonate, which it sells together with other specialty inorganic chemicals for a variety of industrial, institutional, medical and food applications. This segment also sells a range of animal nutrition and specialty cleaning products.

USE OF PROCEEDS

Unless we inform you otherwise in a prospectus supplement or free writing prospectus, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, repurchases of common stock, capital expenditures and the repayment of indebtedness.

DESCRIPTION OF SECURITIES WE MAY OFFER

We may use this prospectus to offer from time to time:

•

Senior and subordinated debt securities. These debt securities may be convertible or exchangeable into our common stock, preferred stock or other securities. Our senior debt will rank equally with any of our other unsubordinated and unsecured indebtedness, and our subordinated debt will rank junior in right of payment and priority to any senior indebtedness.

•

Preferred stock, par value $1.00 per share. The preferred stock may be convertible or exchangeable into other series of preferred stock or our common stock. We can offer different series of preferred stock with different dividend, liquidation, redemption and voting rights.

•	Common stock, par value $1.00 per share.

A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these securities.

DESCRIPTION OF DEBT SECURITIES

In this section, references to “holders” mean those who own debt securities registered in their own names on the books that we or the trustee maintains for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries. Owners of beneficial interests in the debt securities should read the section below entitled “Legal Ownership of Debt Securities.”

General

The debt securities offered by this prospectus will be either senior or subordinated debt. We will issue senior debt under a senior debt indenture, and we will issue subordinated debt under a subordinated debt indenture. We sometimes refer to the senior debt indenture and the subordinated debt indenture individually as an “indenture” and collectively as the “indentures.” The trustee under each of the senior debt indenture and the subordinated debt indenture will be The Bank of New York Mellon Trust Company, N.A., Pittsburgh, Pennsylvania. We have filed forms of the indentures with the SEC as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of the indentures by following the directions outlined in “Where You Can Find More Information,” and by contacting the trustee.

The following summary briefly describes the material provisions of the indentures and the debt securities, other than pricing and related terms, which will be disclosed for a particular issuance in the applicable prospectus supplement. The summary is not complete. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. The summary below and that contained in any prospectus supplement are qualified in their entirety by reference to the applicable indenture. You should also read the particular terms of a series of debt securities, which will be described in more detail in an applicable prospectus supplement. Throughout the summary we have included parenthetical references to the indenture sections, which, except for subordination provisions addressed only in the subordinated debt, are the same in each document, to help you locate the provisions being discussed.

The indentures provide that our unsecured senior or subordinated debt securities may be issued in one or more series, with different terms, in each case as we authorize from time to time. We also have the right, from time to time, to issue debt securities of any series previously issued. (Section 3.01)

Information in the Prospectus Supplement

The prospectus supplement for any offered series of debt securities will describe the following terms, as applicable:

•	the title or designation;

•	whether the debt is senior or subordinated;

•	the aggregate principal amount offered and authorized denominations;

•	the initial public offering price;

•	the maturity date or dates;

•	any sinking fund or other provision for payment of the debt securities prior to their stated maturity;

•	whether the debt securities are fixed rate debt securities or floating rate debt securities or original issue discount debt securities;

•	if the debt securities are fixed rate debt securities, the yearly rate at which the debt security will bear interest, if any;

•	if the debt securities are floating rate debt securities, the method of calculating the interest rate;

•	if the debt securities are original issue discount debt securities, their yield to maturity;

•	the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment dates and any related record dates;

•	if other than in U.S. Dollars, the currency or currency unit in which payment will be made;

•	any provisions for the payment of additional amounts for taxes;

•	the denominations in which the currency or currency unit of the securities will be issuable if other than denominations of $1,000 and integral multiples thereof;

•	whether the debt securities will be convertible into or exchangeable for other securities and, if so, the terms and conditions upon which such debt securities will be convertible;

•	the terms and conditions on which the debt securities may be redeemed at our option;

•	any obligation we may have to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

•	the names and duties of any co-indenture trustees, depositaries, auction agents, authenticating agents, calculation agents, paying agents, transfer agents or registrars for the debt securities;

•	any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities;

•	the ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•

if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior debt;

•	the place where we will pay principal and interest;

•	additional provisions, if any, relating to the defeasance of the debt securities;

•	any United States federal income tax consequences relating to the offered securities, if material;

•	the dates on which premiums, if any, will be paid;

•	our right, if any, to defer payment of interest and the maximum length of this deferral period;

•	any listing of the debt securities on a securities exchange; and

•	any other specific terms of the debt securities.

We will issue the debt securities only in registered form. (Section 3.02) As currently anticipated, debt securities of a series will trade in book-entry form, and global securities will be issued in physical (paper) form, as described below under “What Is a Global Security?”

We will issue senior debt securities under the senior debt indenture. These senior debt securities will rank on an equal basis with all our other unsecured debt and unsubordinated debt.

We will issue subordinated debt securities under the subordinated debt indenture. Subordinated debt will rank subordinate and junior in right of payment, to the extent and in the manner set forth in the subordinated debt indenture, to all our “senior indebtedness” (both secured and unsecured). (Section 15.01)

In general, the holders of all senior debt securities are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest or other monetary amounts on any senior indebtedness when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities. (Section 15.04)

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior indebtedness must be paid in full before any payment may be made to any holders of subordinated debt securities. (Section 15.02)

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that are declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior indebtedness will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments. (Section 15.03)

“Senior indebtedness” means:

•

the principal, interest and any other amounts owing in respect of our indebtedness for borrowed money or indebtedness of others that we guarantee and indebtedness evidenced by bonds, notes, debentures or other similar instruments or letters of credit issued by us, including any senior debt securities issued under any senior debt security or letters of credit;

•	all capitalized lease obligations;

•	all hedging obligations;

•	all obligations representing the deferred purchase price of property; and

•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

but “senior indebtedness” does not include:

•	subordinated debt securities; and

•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Merger and Sale of Assets

We may not, in a single transaction or a series of related transactions:

•	consolidate or merge with or into any other person or permit any other person to consolidate or merge with or into us; or

•	transfer, sell, lease or otherwise dispose of all or substantially all of our assets,

unless, in either such case:

•

in a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, the successor entity to us is organized under the laws of the United States, or any state thereof or the District of Columbia, and expressly assumes, by supplemental indentures, all of our obligations under the indentures;

•	immediately after giving effect to the transaction, no default on the debt securities exists; and

•	an officer’s certificate and an opinion of counsel concerning certain matters are delivered to the trustee. (Section 8.01)

Other Covenants

In addition, any offered series of debt securities may have additional covenants which will be described in the prospectus supplement, limiting or restricting, among other things:

•	our ability to incur indebtedness;

•	our ability to pay dividends or to repurchase or redeem our share capital;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	sales of assets by us;

•	our ability to enter into transactions with affiliates; and

•	our ability to incur liens.

Modification of the Indentures

Under the indentures, we and the relevant trustee may amend the indentures, without the consent of any holder of the debt securities to:

•	evidence the succession of another obligor to the company and the assumption of the covenants in the indentures and in the debt securities by such successor;

•

add to our covenants for the benefit of the holders of all or any series of debt securities (and if such covenants are to be for the benefit of less than all series of debt securities, stating that such covenants are expressly being included for the benefit of such series) or to surrender any rights or power conferred upon us;

•	add any additional events of default;

•	add or change any provision of the indentures to permit the issuance of the debt securities in bearer form, registrable or not registrable as to principal, with or without interest coupons;

•

add to, change or eliminate any of the provisions of the indentures in respect of one or more series of debt securities, provided that any such addition, change or elimination (i) will neither apply to any debt security created prior to the execution of the supplemental indenture nor adversely affect the rights of the holders thereof in any material respect or (ii) will become effective only when no such debt securities are outstanding;

•	secure the debt securities;

•	establish the form or terms of debt securities of any series as permitted in the indentures;

•	establish provisions with respect to conversion rights, if any;

•

reflect our consolidation or merger with or into any other person or permit the consolidation or merger of any other person with or into us, or the transfer, sale, lease or other disposition of all or substantially all of our assets, in conformity with the limitations set forth in the indentures;

•	permit the issuance of uncertificated debt securities in addition to, or in place of, certificated debt securities;

•	appoint a successor trustee under either indenture;

•	cure ambiguities, defects or inconsistencies, provided that the amendment may not adversely affect the interests of holders of debt securities in any material respect;

•	conform any provisions of the indentures to the “Description of Debt Securities” contained in this prospectus or any similar provision in an applicable prospectus supplement; or

•	maintain the qualification of the indentures under the Trust Indenture Act. (Section 9.01).

We and the trustee may, with the consent of the holders of at least a majority in aggregate principal amount of the debt securities of a series or such other percentage as may be specified in the applicable prospectus supplement, modify the applicable indenture or the rights of the holders of the securities of such series. However, no such modification may, without the consent of each holder of an affected debt security:

•	change the fixed maturity of any such debt securities or the date on which any payment of interest on the debt securities is due and payable;

•	reduce the principal amount or interest rate on any debt security;

•	reduce the premium payable upon any redemption of the debt securities;

•	reduce the amount of principal payable on the acceleration of any securities issued originally at a discount;

•	change the place of payment of, or type of currency for payment of, debt securities;

•

impair the right to sue for the enforcement of any payment of principal, any installment of interest or premium on or after the maturity (including in connection with a redemption, on or after the redemption date) of the debt securities;

•

adversely affect the right, if any, to convert such debt securities, or modify the provisions of the indentures with respect to the ranking of the debt securities in a manner adverse to the holder thereof;

•	reduce the percentage of debt securities of a series whose holders need to consent to a modification or a waiver;

•

modify any of the provisions in the applicable indentures related to modifications that require the consent of the holders of at least a majority in aggregate principal amount of the debt securities of a series or provisions in the applicable indentures related to the waiver of past defaults by the holders of debt securities, except to increase any such percentage or provide that certain other provisions may not be modified without the consent of each holder of the debt securities;

•	adversely affect any right of repayment or repurchase at the option of the holder of debt securities; or

•	reduce or postpone any sinking fund. (Section 9.02)

Defaults

Each indenture provides that events of default regarding any series of debt securities will be:

•	our failure to pay interest on any debt security of such series for 30 days after such payment is due;

•	our failure to pay principal on any debt security of such series when due;

•	our failure to make any deposit of any sinking fund payment when due on debt securities of such series;

•

our failure to perform for 60 days after notice given by the trustee or the holders of at least 25% in principal amount of the outstanding debt securities any other covenant in the relevant indenture other than a covenant (i) included in the relevant indenture solely for the benefit of a series of debt securities other than such series or (ii) expressly excluded from events giving rise to a default, including the obligation to file SEC filings with the trustee;

•	our failure to pay beyond any applicable grace period, or the acceleration (which is not rescinded or cured within 30 days of notice of acceleration) of, indebtedness in excess of $100,000,000; or

•	certain events of bankruptcy or insolvency, whether voluntary or not, with respect to us or any material subsidiary. (Section 5.01)

In addition, the applicable prospectus supplement will describe any other event of default set forth in the applicable prospectus supplement.

If an event of default regarding debt securities of any series issued under the indentures should occur and be continuing, either the trustee or the holders of at least 25% in the principal amount of outstanding debt securities of such series may declare the principal amount, together with all accrued and unpaid interest, if any, of each debt security of that series due and payable. If an event of default regarding debt securities results from certain events of bankruptcy, insolvency or reorganization with respect to us or any material subsidiary, such amount with respect to the debt securities will be due and payable immediately without any declaration or other act on the part of the holders of outstanding debt securities or the trustee. (Section 5.02)

No event of default regarding one series of debt securities issued under an indenture is necessarily an event of default regarding any other series of debt securities.

Holders of a majority in principal amount of the outstanding debt securities of any series will be entitled to control certain actions of the trustee under the indentures and to waive certain past defaults regarding such series. (Sections 5.12 and 5.13) The trustee generally cannot be required by any of the holders of debt securities to take any action, unless one or more of such holders shall have provided to the trustee security or indemnity reasonably satisfactory to the trustee. (Section 6.02)

If an event of default occurs and is continuing regarding a series of debt securities, the trustee may use any sums that it holds under the relevant indenture for its own reasonable compensation and expenses incurred prior to paying the holders of debt securities of such series. (Section 5.06)

Before any holder of any series of debt securities may institute action for any remedy, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the trustee to take action. Holders must also offer indemnity reasonably satisfactory to the trustee against liabilities incurred by the trustee for taking such action, and the trustee must have failed to institute any proceeding within 60 days after receiving such notice and offer of indemnity. These limitations do not apply if the holders of a majority of debt securities of the applicable series give an inconsistent direction. (Section 5.07) In addition, these limitations also do not apply, however, to a suit by a holder of any series of debt securities to enforce payment of principal, interest or premium, if any, and the right to convert such debt security, if applicable. (Section 5.08)

Each trustee will, within 90 days after any default occurs, give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders. (Section 6.05)

We are required to furnish to each trustee an annual statement as to compliance with all conditions and covenants under the indenture. (Section 10.05)

Defeasance

After we have irrevocably deposited with the trustee cash or U.S. government securities, in trust for the benefit of the holders, sufficient to pay the principal of, premium, if any, and interest on the debt securities of such series when due, and satisfied certain other conditions described below, we may elect to have our obligations under the applicable indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance and discharge”). Legal defeasance and discharge means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the applicable indenture, except for:

•

the rights of holders of the debt securities to receive principal, interest and any premium when due from amounts deposited with the trustee, which will be held in trust funds for the purpose of such payments;

•

our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency where securities may be presented for payment, transfer, exchange or, if applicable, conversion for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

Alternatively, we may elect to have our obligations released with respect to certain covenants in the applicable indenture (“covenant defeasance”). The released obligations include:

•	our obligations regarding delivery of reports to the trustee and holders of debt securities;

•	our obligations relating to a merger, consolidation or sale of all or substantially all of our assets; and

•	our obligation to present and keep in full force and effect our corporate existence.

Any omission to comply with these obligations so released will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events relating to these obligations, as well as the failure to deposit a sinking fund payment when due and the failure to pay or acceleration of indebtedness in excess of $100,000,000, as described above under “Events of Default,” will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series, we must irrevocably have deposited or caused to be deposited with the trustee as trust funds cash or specified United States government obligations in an amount, in each case, sufficient without reinvestment, in the written opinion of an nationally recognized firm of independent certified public accountants, to pay and discharge all of the principal, interest and any premium at due date or maturity. In addition:

•

in the case of legal defeasance, we must have delivered to the trustee an opinion of counsel confirming that (i) we have received from, or there has been published by, the Internal Revenue Service, a ruling or (ii) since the date of the indenture, there has been a change in the applicable Federal income tax law, in either case, to the effect that the holders of the debt securities of that series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•

in the case of covenant defeasance and discharge, we must have delivered to the trustee an opinion of counsel stating that, under then applicable federal income tax law, the holders of the debt securities of that series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•

no default with respect to the outstanding debt securities of that series may have occurred and be continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance and discharge, no default relating to bankruptcy or insolvency may have occurred and be continuing at any time on or before the 90th day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 90th day;

•

the legal defeasance and discharge or covenant defeasance must not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of a series were in default within the meaning of such Act;

•	the legal defeasance and discharge or covenant defeasance must not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;

•	we must deliver to the trustee an opinion of counsel that any trust arising from such deposit does not require registration under the Investment Company Act of 1940, as amended;

•

no event or condition may exist that, under the defeasance provisions of the indentures, would prevent us from making payments of principal, premium, if any, or interest on the applicable debt securities on the date of deposit or at any time on or before the 90th day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 90th day; and

•

we must deliver to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the legal defeasance and discharge or covenant defeasance have been complied with. (Article XIII)

Governing Law

Unless otherwise stated in the prospectus supplement, the debt securities and the indentures will be governed by New York law. (Section 1.13)

Concerning our Relationship with the Trustee

The trustee also acts as the trustee with respect to our 6% senior subordinated notes due 2012 and may, in the future, act as trustee for securities issued by us and our subsidiaries. In addition, the trustee is a participating lender in connection with our principal credit facility.

Payment and Paying Agents

Distributions on the debt securities other than those represented by global securities will be made in the designated currency against surrender of the debt securities at the principal corporate trust office or agency of the trustee in New York, New York. Payment will be made to the registered holder at the close of business on the record date for such payment. Interest payments will be made at the principal corporate trust office or agency of the trustee in New York, New York, or by a check mailed to the holder at his registered address. Payments in any other manner will be specified in the applicable prospectus supplement.

Calculation Agents

Calculations relating to floating rate debt securities will be made by the calculation agent, an institution that we appoint as our agent for this purpose. We may appoint one of our affiliates as calculation agent. We may appoint a different institution to serve as calculation agent from time to time after the original issue date of the debt security without your consent and without notifying you of the change. The initial calculation agent will be identified in the applicable prospectus supplement.

Transfer and Exchange

The debt securities may be presented for exchange, and debt securities other than a global security may be presented for registration of transfer, at the principal corporate trust office or agency of the trustee in New York, New York. Holders will not have to pay any service charge for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer or exchange of debt securities. (Section 3.05)

Legal Ownership of Debt Securities

Unless the prospectus supplement specifies otherwise, we will issue debt securities initially in the form of a global security. However, we may elect to issue debt securities in fully registered or bearer form or both. We refer to those who have debt securities registered in their own names on the books that we or our agent maintain for this purpose as the “holders” of those debt securities. These persons are the legal holders of the debt securities. We refer to those who, indirectly through others, own beneficial interests in debt securities that are not registered in their own names as “indirect holders” of those debt securities. As we discuss below, indirect holders are not legal holders, and investors in debt securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

If we issue debt securities in global—i.e., book-entry—form, the debt securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities on behalf of themselves or their customers.

For registered debt securities, only the person in whose name a debt security is registered is recognized under the indentures as the holder of that debt security. (Section 3.08) Debt securities issued in global form will be issued in the form of a global security registered in the name of the depositary or its nominees. Consequently, for debt securities issued in global form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors in a book-entry security will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

In the future, we may terminate a global security under the circumstances specified below under “What Is a Global Security?—Special Situations When a Global Security Will Be Terminated” or issue debt securities initially in non-global form. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those debt securities through an account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, not holders, of those debt securities.

Legal Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose—e.g., to amend the applicable indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the applicable indenture—we would seek approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer below to “you,” we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

What Is a Global Security?

A global security is a security that represents one or more debt securities and is held by a depositary. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution that we select or its nominees. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular debt security indicates that the debt security will be issued in global form only, then the debt security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under “Special Situations When a Global Security Will Be Terminated.” If termination occurs, we may issue the debt securities through another book-entry clearing system or decide that the debt securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•

An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain nonglobal certificates for his or her interest in the debt securities, except in the special situations we describe below;

•

An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “Legal Ownership of Debt Securities” above;

•	An investor may not be able to sell interests in the debt securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•

An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•

The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•

The depositary may (and we understand that DTC will) require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

•

Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated

In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above under “Legal Ownership of Debt Securities.”

The global security will terminate when the following special situations occur:

•

if the depositary notifies us that it is unwilling, unable or no longer permitted under applicable law to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify the trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to debt securities represented by that global security and has not been cured or waived. We discuss defaults above under “Default and Related Matters.”

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary—and not we or the trustee—is responsible for deciding the names of the institutions that will be the initial direct holders.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock will apply generally to any future common stock or preferred stock that we may offer, but is not complete. We will describe the particular terms of any class or series of these securities in more detail in the applicable prospectus supplement. For more information regarding the common stock and preferred stock that may be offered by this prospectus, please refer to our restated certificate of incorporation, as amended, and our by-laws, as amended, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

The summary below and that contained in any prospectus supplement are not complete and are qualified in their entirety by reference to our restated certificate of incorporation, as amended, and our by-laws, as amended. The terms of these securities also may be affected by the General Corporation Law of the State of Delaware.

Description of Common Stock

Our authorized common stock consists of 300 million shares of common stock, $1.00 par value. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for distribution. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock.

Holders of common stock will have no liability for further calls or assessments and will not be personally liable for the payment of our debts except as they may be liable by reason of their own conduct or acts.

Description of Preferred Stock

Our authorized preferred stock consists of 2,500,000 shares of preferred stock, $1.00 par value. No shares of preferred stock are outstanding as of the date of this prospectus.

We may issue preferred stock from time to time in one or more series, without stockholder approval, when authorized by the board of directors. Subject to limitations prescribed by law, the board of directors is authorized, by a two-thirds vote of the entire board of directors, to fix for any series of preferred stock the number of shares of such series and the voting powers (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series.

For any series of preferred stock that we may issue, our board of directors will determine and the prospectus supplement relating to such series will describe:

•	The designation and number of shares of such series;

•

The rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, as well as whether such dividends are cumulative or non-cumulative and participating or non-participating;

•	Any provisions relating to convertibility or exchangeability of the shares of such series;

•	The rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	The voting powers, if any, of the holders of shares of such series;

•	Any provisions relating to the redemption of the shares of such series;

•	Any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	Any conditions or restrictions on our ability to issue additional shares of such series or other securities; and

•	Any other specific terms, preferences, limitations or restrictions.

Charter Provisions

Our restated certificate of incorporation includes a number of provisions that were designed to help assure that all of our stockholders will be treated similarly if certain kinds of business combinations are effected. However, these provisions may make it more difficult to accomplish certain transactions that are opposed by the incumbent board of directors and that could be beneficial to stockholders. Delaware law and these provisions of our restated certificate of incorporation may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the trading price of our common stock.

Our restated certificate of incorporation also authorizes our board of directors to issue preferred stock that may have voting rights and, if convertible into common stock, could increase the number of shares of common stock outstanding.

Additionally, our restated certificate of incorporation provides that:

•	special meetings of stockholders may be called only by a majority of the directors then in office or by the Chief Executive Officer.

•	no action may be taken by our stockholders otherwise than at an annual or special meeting of stockholders and, therefore, stockholder action may not be effected by a consent in writing;

•	our board of directors is divided into three classes generally having three year terms and with the term of office of one of the classes expiring each year;

•

directors may be removed only for cause by the affirmative vote of holders of at least a majority of our capital stock entitled to vote for the election of directors, and, if so removed, may be replaced by stockholders at the meeting at which such removal is effected by the affirmative vote of holders of at least two-thirds of the shares of our stock entitled to vote for the election of directors; otherwise, the board of directors, by the affirmative vote of two-thirds of the directors then in office, will fill the vacancy; and

•

the authorized number of directors may be changed only by a resolution adopted by a majority of the entire board of directors, which is based on the total number of director positions, including vacant positions, and the board of directors, by the affirmative vote of two-thirds of the directors then in office, may appoint new directors to fill any newly created directorships.

These additional provisions may be amended only by the affirmative vote of holders of two-thirds of the shares of our stock entitled to vote generally on the election of directors.

In addition, our restated certificate of incorporation generally provides that stockholders must give us advance notice, at least 120 days prior to the anniversary of the mailing of the previous year’s proxy materials, of a proposed nominee for director or of any business to be brought by a stockholder before an annual stockholders’ meeting. The notice must contain specified information.

Our restated certificate of incorporation also provides that the following transactions require the affirmative vote of holders of at least two-thirds of the shares of our stock entitled to vote generally on the election of directors, unless the transaction has first been approved by at least two-thirds of the directors then in office (in which case approval by holders of a majority of the votes cast by holders entitled to vote on the matter is required):

•

our merger or consolidation with any other corporation, other than a merger or consolidation with a wholly owned direct or indirect subsidiary in which we are the surviving corporation and all of our stockholders retain the same proportional voting and equity interest which they had in us prior to the consummation of the transaction; or

•

any sale, lease, exchange or other disposition other than in the ordinary course of business to another entity or person of our assets in excess of 25% of the value of our gross assets on a consolidated basis at the time of the transaction.

This provision may be amended only by the affirmative vote of holders of two-thirds of our stock entitled to vote generally in the election of directors.

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation. Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. The term “business combination” is broadly defined to include mergers, consolidations, sales and other dispositions of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation, and other specified transactions resulting in financial benefits to the interested stockholder. Under Section 203, an interested stockholder generally is defined as a person who, together with affiliates and associates, owns (or within the three prior years did own) 15% or more of the corporation’s outstanding voting stock.

This prohibition is effective unless:

•

the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by specified employee stock plans; or

•

at or after the time the stockholder becomes an interested stockholder, the business combination is approved by a majority of the board of directors and, at an annual or special meeting, by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, the prohibition does not apply to business combinations with persons who acquired shares in excess of the 15% limitation prior to December 23, 1987 and continued to own shares in excess of the 15% limitation.

Limitation on Liability and Indemnification Matters

Our restated certificate of incorporation provides that none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law (relating to unlawful payments of dividends or stock repurchases) or (4) for any transaction from which the director derived an improper personal benefit. In addition, our restated certificate of incorporation provides for indemnification, to the fullest extent permitted by the Delaware General Corporation Law, of every person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of ours or is or was serving at our request in one of the same capacities for another enterprise, against all expense, liability and loss reasonably incurred or suffered by such person in connection with the action, suit or proceeding. A provision having the same general effect also is included in our by-laws.

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as the registrar and transfer agent for the common stock.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the trading symbol “CHD.”

PLAN OF DISTRIBUTION

We may offer and sell the securities from time to time as follows:

•	through agents;

•	to dealers;

•	to underwriters;

•	directly to other purchasers; or

•	through a combination of any of these methods of sale.

The distribution of the securities may be made from time to time in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices;

•	at prices determined by an auction process; or

•	at negotiated prices.

Through Agents

We and the agents designated by us may solicit offers to purchase securities. Agents that participate in the distribution of securities may be deemed underwriters under the Securities Act of 1933. Any agent will be acting on a “best efforts” basis for the period of its appointment, unless we indicate differently in the prospectus supplement.

To Dealers

The securities may be sold to a dealer as principal. The dealer may then resell the securities to the public at varying prices determined by it at the time of resale. The dealer may be deemed to be an underwriter under the Securities Act of 1933.

To Underwriters

We may sell securities to one or more underwriters under an underwriting agreement that we enter into with them at the time of sale. The names of the underwriters will be set forth in the prospectus supplement, which will be used by the underwriters to resell the securities.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle such sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of a derivative transaction to close out any related open borrowings of stock. We otherwise may loan or pledge securities to a financial institution or other third party that in turn may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities, in either case using this prospectus and the applicable prospectus supplement.

Direct Sales

We may sell securities directly to you, without the involvement of underwriters or agents.

General Information

Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP.

EXPERTS

The consolidated financial statements, the related financial statements schedules, incorporated in this Prospectus by reference to the Company’s Annual Report on Form 10-K, and the effectiveness of Church & Dwight Co., Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$

CHURCH & DWIGHT CO., INC.

    % Senior Notes due

PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

Deutsche Bank Securities